From: 07006373 04/23/2007 14:22 #578 P.002/002

AB 4/24

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 23 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 66792

FACING PAGE

~~Information~~ Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advisors Edge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21800 Burbank Blvd., Suite 120
(No. and Street)

Woodland Hills CA 91367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven L Thorton 818-386-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Coons, Timothy Alan
(Name – *if individual, state last, first, middle name*)

4241 Jutland Drive Ste 304A San Diego CA 92117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/24

OATH OR AFFIRMATION

I, ___Steven L. Thornton__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Advisors Edge Securities, LLC.______ , as of _December 31, 2006_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisors Edge Securities, LLC

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Member of
Advisors Edge Securities, LLC

I have audited the accompanying statement of financial condition of Advisors Edge Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2006, and the related statements of income (loss) for the year then ended December 31, 2006, changes in members' equity and cash flows for the year then ended December 31, 2006 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2006. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Edge Securities, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2006, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California USA
February 21, 2007
April 12, 2007

Advisors Edge Securities, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 28,396	$ -	$ 28,396
Prepaid expenses	-	518	518
Total Assets	$ 28,396	$ 518	$ 28,914

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 12,746
Total Liabilities	12,746
Member's Equity	
Member's Capital	16,168
Total Member's Equity	16,168
Total Liabilities and Member's Equity	$ 28,914

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Income (Loss)
For the Year January 1, 2006 through December 31, 2006

Revenues:	
Commissions	$ -0-
Other revenue	-0-
Total Revenues	-0-
Costs and Expenses:	
Regulatory fees and licenses	3,473
Professional services	33,725
Insurance	80
Travel and entertainment	9,338
State taxes	800
Office expenses	3,600
Other	1,612
Total Costs and Expenses	52,628
Net Income (Loss) Before Taxes	(52,628)
Taxes	-0-
Net Income (Loss) for the period	$ (52,628)

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Capital
Balance, December 31, 2005	$ 18,796
Capital contributions	50,000
Net Income (Loss) for the period	(52,628)
Balances, December 31, 2006	$ 16,168

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Cash Flows
For the Period January 1, 2006 through December 31, 2006

Cash Flow from Operating Activities-	
Net Income (Loss) for the period	$(52,628)
Add (Deduct) –	
Increase in prepaids	(60)
Increase in accounts payable	7,509
Net Cash provided (used) by Operating Activities	(45,179)
Cash Flow from Financing Activities-	
Capital contributions	50,000
Net Cash provided (used) by Financing Activities	50,000
Change in cash	4,821
Cash Balance, December 31, 2005	$ 23,575
Cash Balance, December 31, 2006	$ 28,396

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Schedule I
Computation of Net Capital
December 31, 2006

Net Capital – Member's Equity	$ 16,168
Additions (Deductions) from Equity Non-allowable assets	(518)
Net Capital	$ 15,650

Schedule II
Computation of Net Capital Requirement
December 31, 2006

Minimum Net Capital Based on 12.50% Aggregate Indebtedness	$ 1,593
Minimum Dollar Requirement	5,000
Excess Net Capital	10,650
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	14,375

Schedule III
Computation of Aggregate Indebtedness
December 31, 2006

Total aggregated indebtedness from liabilities From financial condition	$ 12,747
Ratio of aggregated indebtedness to net capital	81.5%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2006.

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Notes to Financial Statements
December 31, 2006

Note 1: Significant Accounting Policies –

As a registered accommodation broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

The Company has executed agreements with Pershing, LLC for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with U.S. generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered accommodation broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $15,650, which is $10,650 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the period ended December 31, 2006.

Initial unaudited net capital	$15,650
Audited net capital	$15,650

Note 3: Related Party –

The Company is a single member limited liability company owned by Advisors Edge Holdings, Inc. a California corporation.

Advisors Edge Securities, LLC

Notes to Financial Statements
December 31, 2006
(Continued)

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2006 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Member of
Advisors Edge Securities, LLC

I have examined the financial statements of Advisors Edge Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2006 and have issued an auditor's report thereon dated February 21, 2007.

As part of that examination, I planned, performed and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This planning, performing, and evaluating included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, (v) making quarterly security examinations, counts, verifications and comparisons, and (vi) recordation of differences required by Rule 17a-13. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such planning, performance, and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility the objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and fraud concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control to detect an error or fraud that may occur. In the performance of most control procedures, errors or fraud can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My planning, performance and evaluation of the system of internal accounting control for the period of January 1, 2006 through December 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses or fraud in the system that may have existed during that period, disclosed no weaknesses or fraud.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the SEC objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California USA
February 21, 2007
April 12, 2007

RECEIVED APR 1 1 2007

March 26, 2007



Steven L. Thornton, FINOP
Advisors Edge Securities, LLC
21800 Burbank Blvd., Suite 120
Woodland Hills, CA 91367

Dear Mr. Thornton:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A notarized Oath and Affirmation page. Please provide a full copy of the audit with the document; and,
- The report on Internal Control does not appear to be consistent with AICPA Auditing Standards (copy attached).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 9,2007. Questions may be addressed to Peggy O'Reilly, Compliance Examiner, at (213) 613-2637.

Sincerely,

Lusana Gee
Supervisor

to Thornton file

Enclosure: Form X-17A-5 Part III Facing Page
Appendix E from AICPA Standards

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

cc: Cindy Wong, Assistant Regional Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Timothy A. Coons, CPA
4241 Jutland Drive, Suite 304A
San Diego, CA 92117


END